Dear Sir/Madame,

Please note that the 13F filing made by Exor Capital LLP with accession number 0001732768-23-000001 which was made on 14th of February 2023, was made in error. As a result please may you ignore this filing. Please refer to accession number 0001732768-23-000002 as the correct filing.

Kind Regards